Exhibit 99.1

Invitel Holdings A/S Announces Consent Solicitation by Subsidiary for Outstanding Senior Notes

NEW YORK--(BUSINESS WIRE)--December 7, 2009--Invitel Holdings A/S (NYSE Amex U.S.:IHO) (“Invitel”) announced today a solicitation of consents (the “Consent Solicitation”) by its subsidiary, Magyar Telecom B.V. (“Magyar Telecom”), from holders of Magyar Telecom’s outstanding floating rate notes due 2013 (the “Notes”) to certain proposed amendments and waivers (the “Proposed Amendments and Waivers”) to the indenture governing the Notes (the “Indenture”). The purpose of the Proposed Amendments and Waivers is to amend the Indenture to permit Invitel and its subsidiaries to refinance certain of its indebtedness.

The Consent Solicitation is being made as part of a series of transactions which include the launch of a €340 million aggregate principal amount senior secured note offering (the “Notes Offering”), the proceeds of which will be used to repay certain indebtedness of Invitel and its subsidiaries. The consummation of the Consent Solicitation is subject to the closing of the Notes Offering and certain other conditions described in the Consent Solicitation Statement.

Magyar Telecom has entered into a lock-up agreement (the Lock-Up Agreement”) with certain holders of Notes (the “Consenting Noteholders”) who beneficially own over 50% of the outstanding aggregate principal amount of the Notes.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet services provider in the Republic of Hungary. In addition to delivering voice, data and internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about Invitel Holdings A/S and its consolidated subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

This press release does not constitute or form a part of an offer of securities for sale in the United States (including its territories and possessions, any State of the United States and the District of Columbia). Securities may not be offered or sold into the United States absent registration or an exemption from registration as provided in the U.S. Securities Act of 1933, and the rules and regulations thereunder.

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be a tender for any securities referred to herein in any jurisdiction in which such offer to sell or solicitation of an offer to buy or tender would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction. The forwarding distribution and reproduction of this press release may be restricted by law in certain jurisdictions and persons into whose possession this press release or other information referred to herein comes should inform themselves about and observe any such restrictions.

CONTACT:
Invitel Holdings A/S
Hungary:
Robert Bowker, (011) 361-801-1374
Chief Financial Officer
or
U.S.:
Peter T. Noone, 206-654-0204
General Counsel